Our ref : 2005-123/cm

CLARINS
PARIS

RECEIVED
2005 OCT -5 P 12:0?

05011634

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

RE : Clarins File N° 82-02960

SUPPL

Dear Sirs,

Enclosed is a copy of **2005 Clarins First Half Results, and the Letter to Shareholders** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Pankaj CHANDARANA
Chief Financial Officer
Head of Investor Relations

GROUPE CLARINS
S.A. au capital de 197 627 584 €
R.C.S. Nanterre B 775 668 155
5, Rue du Commandant Pilot - B.P. 174
92203 NEUILLY-SUR-SEINE CEDEX
Tél. : 01 47 38 12 12
Fax : 01 47 38 16 87

CLARINS
PARIS

September 15, 2005

LETTER TO SHAREHOLDERS
2005 FIRST HALF RESULTS

Dear Shareholders,

2005 will be an eventful year for your Group:

- *The Clarins brand entered the fragrance market with the creation of its first two perfumes for women,* par Amour *and* par Amour toujours,
- Angel, *our mythical fragrance, is now available in several floral versions with the launch of* Garden of Stars,
- Miss Me, *Stella Cadente's first women's fragrance, developed under a license agreement, was introduced in May 2005,*
- *New Clarins Boutiques have been opened in New York and Hong Kong,*
- *Thierry Mugler Parfums, 13 years after* Angel, *introduced its new feminine fragrance,* Alien, *a creation concealing many surprises,*
- *A new advertising campaign for Clarins, television ads for* Chrome *of Azzaro and* Alien *by Thierry Mugler are scheduled for the second half of the year.*

These initiatives, destined to lay the groundwork for sustained long-term growth attest to our enthusiasm and confidence in our company's future.

Thanks to tight control of overheads, the Group was able to respond to the increase in A&P expenses in the first half and excluding currency effects and exceptional items, its operating margin went up by 0.2 point to reach 10.9%.

Finally, boosted by an increase in cash flow of 30.6% combined with sound management of financial assets, first-half net profit rose 23.9% at constant exchange rates.

For the full year, we maintain our sales guidance of €1 billion at constant exchange rates, and as previously announced, accept a temporary one point decline in the consolidated operating margin to devote resources to prepare for future growth.

Christian Courtin-Clarins
Chairman of the Management Board

5, rue du Commandant Pilot • 92200 Neuilly-sur-Seine Cedex, FRANCE • Tél : 33 1 46 41 52 42 • Fax : 33 1 46 37 12 73

IFRS Consolidated Financial Highlights	June 30, 2005	June 30, 2004	Change (1)	Like-for-Like Change (2)
	In € million	In € million	%	%
Net Sales	460.6	433.4	+6.3	+7.7
Operating profit before non-recurring items	48.4	46.2	+4.9	+10.0
Operating profit	47.4	46.2	+2.7	+7.8
Net profit	34.8	30.7	+13.3	+23.9
Stockholders' equity	508.6	437.7	+16.2	
Cash flow	43.1	33.0	+30.6	
Net debt	11.1	65.0	(82.9)	
Capital expenditures	19.0	11.8	+61.0	
Change in working capital	26.8	(2.1)	N/S	

1. NET SALES BY ACTIVITY

Consolidated Data	June 30, 2005	June 30, 2004	Change (1)	Like-for-like Change (2)
	In € million	In € million	%	%
Beauty	287.9	295.2	-2.5	-1.6
Perfumes	172.7	138.2	+25.0	+27.5
Total	**460.6**	**433.4**	**+6.3**	**+7.7**

1.1 Beauty

Sales as a measure of Group deliveries to points-of-sale do not fully represent trends at the retail level. Accordingly, the marginal 1.6%(2) decline in **skin care product** sales (53.8% of total turnover) in the first half reflects the temporary impact of marketing efforts devoted to perfumes, a basis effect following the introduction of Super Restorative and White Plus lines in the 2004 first half and a policy of destocking adopted by certain European retailers.

However, sell-out trends or sales by retailers to customers, the true indicator of the performance of the Clarins brand, from this perspective remain relatively positive.

Accordingly, **in its principal world markets, the Group continued to build market share.** In France, according to Secodip, Clarins gained 4.1% versus 0.3% for the skin care market overall. In the United Kingdom, the brand expanded 8.4% versus 4.7% for the market (source: FBA). In the United States, Group market share stabilized at 5.3% (source: NPD). In Southeast Asia, where advances continue to be driven by the success of the White Plus line and the launch of *Total Body Lift* (a new slimming product), the Clarins brand has registered double-digit growth.

(1) At average exchange rates
(2) At constant exchange rates

ClarinsMen since it was launched in 2002 has pursued sustained gains to reach the n°2 position in Europe in the men's skin care segment with a 19.6% market share in 2004 versus 18.9% in 2003 (Source: European Forecasts). The expansion of this line will continue in 2005 with the introduction of *Shine Free Gel* to include 15 products.

Make-up (8.7% of Group sales) declined marginally 1.5% (1) as European retailers reduce inventories.

In the 2005 second half, two major events are scheduled for the Beauty Division: the reformulation of the Extra firming line providing care products specifically adapted for the needs of women over 40 and a new advertising campaign for the Clarins brand.

Reflecting its strategy of regularly improving existing products, Clarins has reformulated two of its bestsellers: *Extra Firming Day Cream* and *Extra Firming Night Cream*. Their regenerative qualities have been strengthened by the addition of a renewing and neuro-protective complex, Glistin®, an active sequence of amino acids that protects the skin's nerve endings necessary to maintain all skin functions and promote better skin renewal, and Stimulen® a regenerating complex that protect skin's Langerhans "guardian cells". Through such successful innovations by the R&D department, **Clarins brand remains on the cutting edge of skin care breakthroughs.**

Committed to meeting evolving customer needs and providing useful and reliable information, Clarins brand has just started **a new worldwide advertising campaign** to further strengthen its long-term image.

Other significant events in the marketing plan for the 2005 second half include:

- *Shaping Facial Lift*, destined primarily for Asian markets which strengthens the contours of the face, enhancing the beauty and youthfulness of facial lines,
- *Radiance Plus Self tanning*, the first care product combining skin care properties with a healthy radiant tan look 365 days a year,
- *Lip Colour Tint*, further extending Clarins' make-up line for lips (Asia),
- *True Comfort Foundation*, offering an instant healthy-glow combined with protection against pollution, free radicals and UV,
- and *Good Vibrations*, the 2005/2006 fall-winter make-up collection offering a rich pallet of vibrant colours.

1.2 Perfumes

2005 was distinguished by strategic advances in the perfume market. To provide further sources of sustained growth, the Group added **two new brands for the Perfume Division: Clarins and Stella Cadente.** Boosted by these new additions, division sales (37.5% of total group sales) surged 27.5% (1).

The Clarins perfume was launched in the 2005 first half in all world markets except in the United States and Asia. With floral fruity notes designed to seduce women of all ages, the Clarins perfume is available in two versions, *par Amour* and *par Amour toujours*. They will be launched in the United States in the second half of this year and Asia in 2006.

(1) At constant exchange rates

Stella Cadente's first fragrance, *Miss Me*, developed under a license agreement, was launched in May at limited and highly selective points-of-sale in France (180 doors) and in the United States on an exclusive basis at Nordstrom's (90 doors).

Clarins and Stella Cadente perfume sales were in line with the Group's internal targets generating 12.9% growth.

As a result, sales of the existing brands registered an excellent performance, advancing 14.6%.

Thierry Mugler perfumes also registered a strong upturn (+15.6% (2)) in response to gains by *Angel*, a mythical fragrance now available in three floral versions (violet, lily, peony) with *Garden of Stars.* The combined contribution to sales of this new *Angel* constellation was 20.9% (2). Strong 25.1% (2) gains were also achieved by *A*Men* and its alter ego *B*Men.*

Alien, **Thierry Mugler's new women's fragrance** will be launched in the second half, 13 years after *Angel.* As with previous Thierry Mugler creations, this new fragrance will propose a surprising olfactory range with notes of white amber, cashmeran wood and jasmine sambac. It will be introduced in all countries, except Spain where it will be launched in 2006.

Azzaro perfumes sales posted a marginal 1.9% (2) increase in response to the limited success of *Visit.* In contrast, its two major classical men's fragrances performed well in a highly competitive environment: *Chrome* gained 5.6% (2) advancing to fifth top-selling fragrance in the United States while *Azzaro Pour Homme* limited its decline to 2.7% (2). However, with the introduction of a new version called *Onyx* in North America and *Silver Black* in Europe, for *Azzaro Pour Homme* a double-digit growth is expected for the full year.

2. NET SALES BY GEOGRAPHIC AREA

Consolidated Data	June 30, 2005	June 30, 2004	Change (1)	Like-for-like Change (2)
	In € million	In € million	%	%
Europe	277.4	272.1	+1.9	+2.3
North America	103.6	95.8	+8.3	+12.3
Asia	45.8	37.4	+22.6	+23.4
Other Countries (3)	33.8	28.1	+20.0	+23.4
TOTAL	**460.6**	**433.4**	**+6.3**	**+7.7**

(1) At average exchange rates
(2) At constant exchange rates
(3) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

2.1 Europe

Trends for the European market in the 2005 first half were comparable to those of 2004 (marked by weak consumer spending) exacerbated by **the increased pace of destocking by major European retailers**.

With the exception of the United Kingdom which continued to perform well (+7.0% on a sell-out basis according to FBA), trends for other European countries including France (+1.1% on a sell-out basis according to Secodip but -3.4% for sell-in) and Germany (-5.9% for sell in) were contrasted.

In most countries, **Group brands performed favourably**, increasing 2.3% with a marginal acceleration in the second quarter. The strongest gains were in the travel retail segment that expanded 16.0% (1).

2.2 North America

North America remains a dynamic region with strong demand for cosmetic products. The US and Canadian markets gained 5.0% and 4.0% respectively on a sell-out basis (source: NPD and Ce Roy). In this context, the Group Clarins achieved further gains.

In the **United States**, the Group benefited from the launch of *Garden of Stars* that enabled *Angel* to advance 27.9% (1) and the on going success of *Chrome* with an 18.0% (1) increase.

In **Canada**, sales rose 23.4% (1) in response to performances achieved by the Clarins and Mugler brands with notably, *Angel* and *par Amour.*

In **Mexico**, Group investments to support the development of its brands continued to drive sales which grew 27.6% (1).

2.3 Asia

The Group's growth strategy in Asia has continued to produce positive results based on a product range specifically adapted to local market demand and an effective distribution organization. **Excluding Japan, sales in Asia expanded 29.6% (1).** This year efforts have focused on the travel retail market, with sales surging in consequence 54.5% (1).

Driven notably by the successful launch of *Total Body Lift*, **sales in Japan increased 8.4% (1).**

2.4 Other Countries

Other countries grew 23.4 % (1), **fuelled by sustained sales** in the Middle East and Latin America. **In the Middle East**, successful initiatives pursued through a regional office generated sales growth of 45.5% (1). **In Latin America** growth reached 31.5% (1).

(1) At constant exchange rates

3. CONSOLIDATED RESULTS

3.1 Operating profit

Year 2005 will be marked by significant investments, redeployment and initiatives aimed to lay the groundwork for the future growth of the Group: new perfumes, new brand with Stella Cadente, new boutiques, new advertising campaign, and TV ads for its perfumes.

All these new initiatives, therefore, had **an impact on selling expenses** which are increasing by 12.5% (2) in this first half to represent 48.0% of sales compared with 45.9% at June 30, 2004.

To minimise this impact on the operating margin, **the Group has succeeded in reducing its manufacturing costs** from 32.5% of sales to 31.3%. This decrease was achieved through productivity gains, a positive mix for perfumes and price increases.

By exercising strict control over the costs of support functions, **the Group has stabilised administrative expenses** in absolute value terms at the same level as June 30, 2004.

In total, operating profit before non-recurring items grows by 10.0% (2) with sales increasing by 7.7%. The operating margin rose from 10.7% at June 30, 2004 to 10.9%. Excluding currency effects and exceptional items, it reaches 10.3%.

Non-recurring expenses of €1 million mostly concerned provisions for the closing of the Clarins Institute in Hamburg.

Operating profit after non-recurring items was €47.4 million breaking down as follows:

Operating Profit by Activity						
	June 30, 2005		June 30, 2004		Change (1)	Like-for-like Change (2)
	In € million	Margin (3)	In € million	Margin (3)		
Beauty	40.5	14.1%	40.9	13.8%	-0.9%	+1.5%
Perfumes	6.9	4.0%	5.3	3.8%	+30.9%	+56.8%
TOTAL	**47.4**	10.3%	**46.2**	10.7%	**+2.7%**	**+7.8%**

The operating profit of the Beauty Division has slightly decreased at average exchange rates. On a like-for-like basis, it went up by 1.5%. Thanks to a sound control of production costs, the operating margin went up from 13.8% to 14.1%.

(1) At average exchange rates
(2) At constant exchange rates
(3) Operating profit/Sales

Profit of the Perfume Division increased significantly in response to excellent performances by the Group's major classical fragrances (*Angel* with new floral versions and *Chrome*) and strong Perfume Distribution sales. Investments devoted to Clarins perfumes have been partly offset by a reduction in advertising expenses for certain perfume lines and notably *Visit for Men*, launched in international markets last year.

3.2 Net profit

Net profit surged 13.3% to €34.8 million. This increase was 23.9% excluding currency effects.

Factors contributing to this performance included:

- A sharp decline in financial expenses resulting from a lower level of debt over the period; the Group has once again generated a positive free cash flow,
- Under IAS 39 the Group recorded an unrealised gain of €2.3 million on its investment in L'Occitane,
- The capitalization of interest receivable from L'Occitane convertible bonds held by the Group of €1.1 million,
- A reduction in the average tax rate.

4. BALANCE SHEET AND CASH FLOW

The Group's financial position, after the impact of IFRS (1), **continued to improve.**

Compared to 2004 first half, **cash flow** increased by 30.6% to reach €43.1 million. This gain reflects primarily the impact of the €6 million cash out in the first half of 2004 for Couture redundancy measures. Excluding this item, cash flow increased 12.5% in line with the trend for EBITDA, the reduced financial expenses and tax rate.

Capital expenditures for the period totalled €19.0 million compared with €11.8 million at June 30, 2004. This increase concerns notably the construction of a new warehouse for the Swiss subsidiary that started operations in beginning of this year and the acquisition of the premises of a beauty institute operated by Clarins in Taiwan. Other capital expenditures were devoted to traditional maintenance requirements.

Financial investments of €769,000 consisted in the increase in the stake from 35.0% to 49.6% in the company Bubbe that distributes Clarins and Thierry Mugler brands in Belgium.

After two years of significant reductions through rigorous management of current assets, **working capital requirements** increased in line with expectations by €26.8 million as inventories are built up in preparation for the launch of new fragrances in the fall and the Extra Firming line. For existing products, the Group has pursued efforts to ensure optimal inventory management and trends for trade receivables remain favourable.

(1) Commitments to buyout minority interests and capital leases are included in the balance sheet and in the calculation of net debt. In contrast, unrealised gains and losses on forward exchange contracts are not included under debt.

Finally, the Group collected €4.5 million in the period from the exercise of employee stock options.

Free cash flow amounted to €5.4 million. Consolidated net debt went down from €16.5 million to €11.1 million.

The Group thus has a very solid balance sheet with a **gearing of 2.2% for the first half.**

Group stockholders' equity increased from €488.2 million (at December 31, 2004) to €508.6 million.

5. 2005 OUTLOOK

For the 2005 full year, **management maintains guidance for sales growth of approximately 7.0% at constant exchange rates, expected in consequence to attain the €1 billion level.**

In the second half, the Group will increase its efforts not only in favour of the Beauty Division (reformulation of the Extra Firming skin care line and a new advertising campaign) but also for the Perfume Division with the launches of *Alien*, the new Thierry Mugler women's fragrance and a new version of the classic *Azzaro Pour Homme* called *Onyx* in North America and *Silver Black* in Europe.

This program, built for future growth, requires significant A&P expenses. Combined with costs for perfumes launches already achieved during this first half, these expenses will affect the operating margin which is expected to decline approximately one point for the full year, a temporary sacrifice in line with the guidance announced at the beginning of 2005.

As announced at the Combined General Meeting of June 14, 2005, Clarins Group will proceed on October 27 with **a bonus issue on the basis of one new share for six shares held.**

Upcoming events

- **October 13, 2005:** 2005 third-quarter sales
- **February 2006:** 2005 fourth-quarter sales

For further information, please contact the Investor Relations Department:
Pankaj CHANDARANA
Tel.: +33 1 46 41 41 25 – Fax: +33 1 45 00 35 88
E-Mail: finance@clarins.net - Website: www.clarins-finance.com

CONSOLIDATED STATEMENT OF INCOME

In € thousand	06/30/2005 IFRS	06/30/2004 IFRS [1]	Change [2]	Like-for like Change [3]	12/31/2004 IFRS [1]
NET SALES	**460,639**	**433,422**	**6.3%**	**7.7%**	**932,012**
Manufacturing costs	(144,330)	(141,056)	2.3%	2.8%	(301,479)
Selling expenses	(220,965)	(198,948)	11.1%	12.5%	(417,431)
Administrative expenses	(46,914)	(47,258)	(0.7%)	0.1%	(92,201)
OPERATING INCOME BEFORE NON-RECURRING ITEMS	**48,430**	**46,160**	**4.9%**	**10.0%**	**120,901**
Other operating incomes (expenses)	(1,003)	0	N/A	N/A	0
Depreciation of trademarks and goodwill	0	0	N/A	N/A	0
TOTAL OPERATING EXPENSES	**(413,212)**	**(387,262)**	**6.7%**	**7.7%**	**(811,111)**
OPERATING INCOME	**47,427**	**46,160**	**2.7%**	**7.8%**	**120,901**
Cash and cash equivalents incomes	2,449	1,719	42.5%	43.4%	6,481
Debt cost	(2,539)	(2,775)	(8.5%)	(8.2%)	(5,763)
NET DEBT COST	**(90)**	**(1,056)**	**(91.5%)**	**(92.1%)**	**718**
Other financial incomes (expenses)	3,308	1,974	67.6%	67.0%	3,567
Gain (loss) on exchange (net)	(1,832)	(1,887)	(2.9%)	N/A	(225)
Provision for income taxes	(13,640)	(13,767)	(0.9%)	4.5%	(38,531)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	**35,173**	**31,424**	**11.9%**	**22.8%**	**86,430**
Group's equity in net income (losses) of associated companies	(252)	(826)	(69.5%)	(57.9%)	802
NET INCOME BEFORE MINORITY INTERESTS	**34,921**	**30,598**	**14.1%**	**25.0%**	**87,232**
Minority interests	81	(321)	(125.3%)	(128.3%)	(487)
NET INCOME BEFORE DISCONTINUED ACTIVITIES	**35,002**	**30,277**	**15.6%**	**26.6%**	**86,745**
NET RESULT OF DISCONTINUED ACTIVITIES	(231)	405	(157.1%)	(175.6%)	235
NET INCOME	**34,771**	**30,682**	**13.3%**	**23.9%**	**86,980**
Weighted average number of shares outstanding during the period	32,302,855	26,780,793			32,190,060
EARNING PER SHARE EXCLUDING DISCONTINUED ACTIVITIES [4]	**1.08 €**	**0.94 €**	**14.9%**	**N/A**	**2.69 €**
FULLY DILUTED EARNING PER SHARE EXCLUDING DISCONTINUED ACTIVITIES [4]	**1.07 €**	**0.94 €**	**13.8%**	**N/A**	**2.68 €**
EARNING PER SHARE [4]	**1.08 €**	**0.95 €**	**13.7%**	**N/A**	**2.70 €**
FULLY DILUTED EARNING PER SHARE [4]	**1.06 €**	**0.95 €**	**11.6%**	**N/A**	**2.68 €**

(1) The reconciliation schedules between financial statements previously released under french GAAPS and financial statements restated under IFRS have been disclosed at a meeting dedicated to IFRS transition. These documents are available on Clarins Group internet site and will be released at the BALO (Legal Publication) together with the 30 june 2005 financial statements.

(2) Based on average exchange rates

(3) Based on constant exchange rates

(4) Adjusted for the successive bonus issues

Balance sheet - Assets

In € thousand	06/30/2005 IFRS	12/31/2004 IFRS [1]	06/30/2004 IFRS [1]
NON CURRENT ASSETS			
Goodwill	20 107	19 936	19 936
Intangible assets	71 535	70 786	71 269
Property, plant and equipment	154 120	147 159	154 947
Investments accounted for by the equity method	10 091	9 750	8 416
Minority holdings	17 079	14 764	21 974
Other non-current assets	38 046	39 606	28 455
Deferred income taxes	7 253	5 298	5 565
Other receivables	0	0	106
TOTAL NON CURRENT ASSETS	**318 231**	**307 299**	**310 668**
CURRENT ASSETS			
Inventories	172 754	136 156	151 608
Accounts and notes receivable-trade	250 876	259 584	229 047
Other receivables	30 730	32 910	19 517
Current income taxes	10 008	8 241	13 881
Other financial assets	0	9 483	331
Cash and cash equivalents	197 696	208 193	200 651
Prepayments	71 267	64 024	69 027
TOTAL CURRENT ASSETS	**733 331**	**718 591**	**684 062**
TOTAL ASSETS	**1 051 562**	**1 025 890**	**994 730**

[1] The reconciliation schedules between financial statements previously released under french GAAPS and financial statements restated under IFRS have been disclosed at a meeting dedicated to IFRS transition. These documents are available on Clarins Group internet site and will be released at the BALO (Legal publication) together with the 30 june 2005 financial statements.

Balance sheet - Liabilities and stockholders' equity

In € thousand	06/30/2005 IFRS	12/31/2004 IFRS [1]	06/30/2004 IFRS [1]
STOCKHOLDERS' EQUITY			
Common stock	276,520	276,062	229,995
Additional paid-in capital	26,168	24,740	70,527
Retained earnings	310,362	303,245	245,518
Translation reserve	(13,391)	(22,197)	(13,858)
STOCKHOLDERS' EQUITY INCLUDING TREASURY STOCKS	**599,659**	**581,850**	**532,182**
Treasury stocks	(91,048)	(93,669)	(94,431)
TOTAL STOCKHOLDERS' EQUITY EXCLUDING TREASURY STOCKS	**508,611**	**488,181**	**437,751**
Minority interests in net asset of consolidated subsidiaries	722	898	654
TOTAL STOCKHOLDERS' EQUITY	**509,333**	**489,079**	**438,405**
NON CURRENT LIABILITIES	**76,799**	**138,274**	**197,930**
Provision for contingency	33,507	35,436	36,379
Long term debts	24,883	84,585	143,061
Employee profit sharing plan	9,049	9,702	10,370
Deferred income taxes	9,360	8,551	8,120
CURRENT LIABILITIES	**465,430**	**398,537**	**358,395**
Current income taxes	10,263	29,634	17,125
Short-term borrowings	162,179	114,193	91,471
Other financial liabilities	6,277	0	0
Accounts and notes payable - trade	134,143	117,743	108,963
Other current liabilities	136,219	115,051	117,380
Bank overdrafts	16,349	21,916	23,456
TOTAL DEBTS	**542,229**	**536,811**	**556,325**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**1,051,562**	**1,025,890**	**994,730**

(1) The reconciliation schedules between financial statements previously released under french GAAPS and financial statements restated under IFRS have been disclosed at a meeting dedicated to IFRS transition. These documents are available on Clarins Group internet site and will be released at the BALO (Legal Publication) together with the 30 june 2005 financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

In € thousand	06/30/2005 IFRS	06/30/2004 IFRS [(2)]	12/31/2004 IFRS [(2)]
Cash flows from operating activities			
Net income	35,549	30,683	86,981
Depreciation of property, plant and equipment	14,492	13,191	29,443
Amortization of intangible assets and other non-current assets	770	494	2,264
Fair value adjustments of financial instruments	(2,313)	(2,350)	(4,698)
Provision for loss on current assets	(2,937)	(4,179)	(9,061)
Increase (decrease) in other long-term liabilities	(2,867)	(5,855)	(5,743)
Minority interests in consolidated subsidiaries' net income	(71)	330	488
Group's equity in net (income) or losses of associated companies, net of dividends received	459	638	(680)
(Gain) loss on sale of fixed assets	6	13	21
Cash flows from operating activities	**43,088**	**32,965**	**99,015**
(Increase) decrease in net current working capital	(26,761)	2,084	15,218
Net cash provided by operating activities	**16,327**	**35,049**	**114,233**
Cash flows from investing activities			
Proceeds from sale of fixed assets	555	992	821
Capital expenditures	(17,531)	(10,600)	(22,784)
Purchases of intangible assets	(1,485)	(1,201)	(2,360)
Acquisitions of subsidiaries, net of cash acquired	(769)	(3,739)	(3,739)
Other investing activities	66	(36)	(805)
Net cash used in investing activities	**(19,164)**	**(14,584)**	**(28,867)**
Cash flows from financing activities			
Proceeds from issuance of long-term debt	485	4,027	4,236
Decrease in long-term debt	(61,427)	(2,333)	(4,636)
Increase (decrease) in short-term borrowings	48,397	17,570	(14,221)
Dividends paid by the Parent Company	0	0	(20,673)
Sale (purchase) of Treasury stock	2,621	3,241	4,003
Loans to associated companies	1,980	(1,599)	(3,306)
Capital increase resulting from exercise of stock options	1,886	1,984	2,264
Other financing activities	(4)	(2,392)	920
Net cash provided by financing activities	**(6,062)**	**20,498**	**(31,413)**
Effect of exchange rate changes on cash	3,969	1,942	(1,966)
Net change in cash and cash equivalents	**(4,930)**	**42,905**	**51,987**
Cash and cash equivalents at beginning of year (1)	**186,277**	**134,290**	**134,290**
Cash and cash equivalents at end of year (1)	**181,347**	**177,195**	**186,277**

(1) Cash and cash equivalents includes cash and cash equivalents net of bank overdrafts.

(2) The reconciliation schedules between financial statements previously released under french GAAPS and financial statements restated under IFRS have been disclosed at a meeting dedicated to IFRS transition. These documents are available on Clarins Group internet site and will be released at the BALO (Legal Publication) together with the 30 june 2005 financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

€ thousand	Number of shares in capital	Common stock	Additional paid-in capital	Retained earnings	Translation reserve (1)	Treasury stocks	Total stockholders' equity excluding Treasury stocks	Minority Interest	Total
Balance as of December 31, 2003 IFRS (2)	**28,699,299**	**229,594**	**68,944**	**236,938**	**(17,506)**	**(97,672)**	**420,298**	**292**	**420,590**
nus issue (one for five)	5,751,307	46,010	(46,010)				0		0
ercise of stock options	57,236	458	1,806				2,264		2,264
ange in Treasury stocks						4,003	4,003		4,003
04 Net income				86,980			86,980	487	87,467
idends for 2003				(20,673)			(20,673)		(20,673)
rrency translation adjustments					(4,691)		(4,691)	119	(4,572)
Balance as of December 31,2004 IFRS (2)	**34,507,842**	**276,062**	**24,740**	**303,245**	**(22,197)**	**(93,669)**	**488,181**	**898**	**489,079**
ercise of stock options	57,202	458	1,428				1,886		1,886
ange in Treasury stocks						2,621	2,621		2,621
05 Net income				34,771			34,771	(71)	34,700
idends for 2004				(27,654)			(27,654)		(27,654)
rrency translation adjustments					8,806		8,806	(105)	8,701
Balance as of June 30,2005 IFRS	**34,565,044**	**276,520**	**26,168**	**310,362**	**(13,391)**	**(91,048)**	**508,611**	**722**	**509,333**

Of which companies within Euroland : (1,282) as of December 31, 2003
(1,422) as of December 31, 2004
(2,220) as of June 30, 2005

The reconciliation schedules between financial statements previously released under french GAAPS and financial statements restated under IFRS have been disclosed at a meeting dedicated to IFRS transition.
ıese documents are available on Clarins Group internet site and will be released at the BALO (Legal Publication) together with the 30 June 2005 financial statements.

GROUPE
CLARINS

September 15, 2005

2005 FIRST HALF RESULTS
A SATISFACTORY GROWTH

IFRS Consolidated Financial Highlights	2005 1st Half	2004 1st Half	Change (1)	Like-for-like change (2)
	In € million	In € million	%	%
Net sales	460.6	433.4	+6.3	+7.7
Operating profit before nonrecurring items	48.4	46.2	+4.9	+10.0
Operating profit	47.4	46.2	+2.7	+7.8
Net profit	34.8	30.7	+13.3	+23.9
Shareholders' equity	508.6	437.7	+16.2	
Cash flow	43.1	33.0	+30.6	
Net Debt	11.1	65.0	(82.9)	
Capital expenditures	19.0	11.8	+61.0	
Change in working capital	26.8	(2.1)	NS	

Year 2005 will be marked by significant investments, redeployment and initiatives aimed to lay the groundwork for the future growth of the Clarins Group: new perfumes, new brand with Stella Cadente, new boutiques, new advertising campaign, and TV ads for its perfumes.

All these new initiatives, therefore, had an impact on selling expenses which are increasing by 12.5% (2) in this first half to represent 48.0% of sales compared with 45.9% at June 30, 2004.

To minimise this impact on the operating margin, the other costs have been strictly controlled. The Group has succeeded in reducing its manufacturing costs from 32.5% of sales to 31.3%. This decrease was achieved through productivity gains, a positive mix for perfumes and price increases.

The weight of support functions have been stabilised and administrative expenses were in absolute value terms at the same level as June 30, 2004.

The operating margin reaches 10.3%. Excluding currency effects and non-recurring items, it rose from 10.7% at June 30, 2004 to 10.9%.

Combined with sound management of financial assets, a reduction in net debt, a lower tax rate and after forex operations, net profit surged 13.3% to €34.8 million. This increase was 23.9% excluding currency effects.

(1) At average exchange rates
(2) At constant exchange rates

For the 2005 full year, management maintains guidance for sales growth of approximately 7.0% at constant exchange rates, expected in consequence to attain the €1 billion level.

In the second half, the Group will increase its efforts not only in favour of the Beauty Division (reformulation of the Extra Firming skin care line and a new advertising campaign) but also for the Perfume Division with the launches of *Alien*, the new Thierry Mugler women's fragrance and *Onyx /Silver Black*, a new version of the classic *Azzaro Pour Homme*.

This program, built for future growth, requires significant A&P expenses. Combined with costs for perfumes launches already achieved during this first half, these expenses will affect the operating margin which is expected to decline approximately one point for the full year, a temporary sacrifice in line with the guidance announced at the beginning of 2005.

As announced at the Combined General Meeting of June 14, 2005, Clarins Group will proceed on October 27 with a bonus issue on the basis of one new share for six shares held.

Eurolist - Compartment A

Investor Relations Department
Pankaj Chandarana
Tel.: 33 1 46 41 41 25 – Fax: 33 1 45 00 35 88
E-mail : finance@clarins.com - www.clarins-finance.com